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                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                                      FORM 11-K

(Mark One)

[X]                    ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                                  OF THE SECURITIES
                         EXCHANGE ACT OF 1934 [FEE REQUIRED]

                       For the fiscal year ended March 31, 1997

                                          OR

[  ]                 TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                                  OF THE SECURITIES
                        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from ____________ to ____________

                           COMMISSION FILE NUMBER:  1-4003

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN
                                    P. O. Box 4557
                                Houston, Texas  77210

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               DRESSER INDUSTRIES, INC.
                                   2001 Ross Avenue
                                 Dallas, Texas  75201


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                THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN


                          INDEX TO PLAN FINANCIAL STATEMENTS



                                                                         PAGE

Report of Independent Accountants                                          2

Plan Financial Statements:
    Statement of Financial Condition                                       3
    Statement of Income and Changes in Plan Equity                         4
    Notes to Financial Statements                                        5 - 6










                                       1
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                          REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of
The M. W. Kellogg Company
  Employee Stock Purchase Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial condition of The M. W. Kellogg Company Employee Stock Purchase Plan (the Plan) at March 31, 1997 and 1996, and its income and changes in Plan equity for the periods then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
------------------------
PRICE WATERHOUSE LLP

Houston, Texas
May 7, 1997


                                       2

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            THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN

                       STATEMENT OF FINANCIAL CONDITION

                                                                 MARCH 31,
                                                           -------------------
                                                             1997       1996
                                                           --------   --------
                   ASSETS

Dresser Industries, Inc. common stock, $0.25
  par value, at market value of $30.25 per
  share (25,983 shares; cost $709,000) and
  $30.56 per share (14,785 shares; cost
  $356,000)                                                $786,000   $452,000
                                                           --------   --------
     Total assets                                          $786,000   $452,000
                                                           --------   --------
                                                           --------   --------

                PLAN EQUITY

Plan equity, at cost                                       $709,000   $356,000
Unrealized appreciation of investments                       77,000     96,000
                                                           --------   --------
Plan equity, at market                                      786,000    452,000
                                                           --------   --------
     Total plan equity                                     $786,000   $452,000
                                                           --------   --------
                                                           --------   --------



       The accompanying notes are an integral part of this statement.

                                      3
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            THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN

                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY


                                                                 MARCH 31,
                                                           -------------------
                                                             1997       1996
                                                           --------   --------
Contributions:
  Employee contributions                                   $429,000   $367,000
Investment income:
  Cash dividends on Dresser Industries, Inc. common stock    15,000      6,000
Other increases:
  Realized appreciation of investments                                   5,000
  Unrealized appreciation of investments                                96,000
                                                           --------   --------
    Total increase                                          444,000    474,000
                                                           --------   --------
Distributions to participants:
  Cash                                                      (90,000)   (22,000)
Other decreases:
  Realized depreciation of investments                       (1,000)
  Unrealized depreciation of investments                    (19,000)
                                                           --------   --------
    Total decrease                                         (110,000)   (22,000)
                                                           --------   --------
Net increase in Plan equity                                 334,000    452,000
Plan equity, beginning of period                            452,000
                                                           --------   --------

Plan equity, end of period                                 $786,000   $452,000
                                                           --------   --------
                                                           --------   --------











       The accompanying notes are an integral part of this statement.

                                      4
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            THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The M. W. Kellogg Company Employee Stock Purchase Plan (the Plan) was established in April of 1994 to assist eligible employees of The M. W. Kellogg Company (the Company) acquire and accumulate shares of Dresser Industries, Inc.'s (Dresser's) common stock through regular and systematic payroll deductions. The Company supplements the purchase by paying for the transaction cost of the purchase and other incidental costs of the service. Reference should be made to the Plan brochure for complete information. The Plan began operating in May 1995.

Substantially all regular, full-time employees of the Company are eligible to participate in the Plan.

The aggregate amount of each payroll deduction is used to purchase shares of Dresser's common stock off the open market. The shares purchased are credited to individual securities accounts established for each participant. The amount credited is determined by the average share price of the purchase and the participant's contribution.

A participant can sell all or part of his investment at any time. All distributions are made in cash and the participant is responsible for all transaction and service fees associated with the sale of stock held in his individual securities account. The cost of shares is determined using the first-in, first-out principle.

The Company may terminate the Plan at any time. Upon termination of the Plan, a participant's individual securities account can remain open at the discretion of the employee and the employee can continue to buy, sell and hold securities; however, different transaction fees and account fees may apply.

The accounting records of the Plan are maintained on an accrual basis. Investments are recorded at market value as determined by the average of the high and low sales prices of the Dresser common stock on the last business day of each Plan quarter. The Company pays all of the Plan's administrative expenses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                     5
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NOTE 2 - TAX STATUS OF THE PLAN:

Management does not intend for the Plan to be qualified under Section 401(a) of the Internal Revenue Code or subject to regulation under the Employee Retirement Income Security Act of 1974 (ERISA).

Participants are liable for income taxes on distributions received on Plan investments in accordance with the Internal Revenue Code.





















                                     6
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                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the management of The M. W. Kellogg Company Employee Stock Purchase Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The M. W. Kellogg Company
  Employee Stock Purchase Plan

/s/  TOM E. GILES
-----------------------------------
Tom E. Giles
Senior Vice President, Legal

Date: June 23, 1997






















                                     7
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                                EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION OF EXHIBIT
-----------        ----------------------
23                 Consent of Independent Accountants





















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